UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
SCHEDULE 13G
Under the Securities Exchange Act of 1934

iLinc Communications, Inc.
(Name of Issuer)

Common Stock, USD0.001 par value per share
(Title of Class of Securities)

2229182 US
(CUSIP Number)

June 9, 2006
(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

      [   ]Rule 13d-1(b)
      [X]Rule 13d-1(c)
      [   ]Rule 13d-1(d)

The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 2229182 US

       1.Names of Reporting Persons.
  I.R.S. Identification Nos. of above persons (entities only).
  Herald Investment Trust plc

       2.Check the Appropriate Box if a Member of a Group
(See Instructions)
      (a)...................................................
.............................................................
...............................

      (b)...................................................
.............................................................
..............................................




       3.SEC Use Only
      ......................................................
.............................................................
...........................



       4.Citizenship or Place of Organization
      United Kingdom




      Number of
      Shares
      Beneficially
      Owned by
      Each Reporting
      Person With

      5.Sole Voting Power:  2,702,703



      6.Shared Voting Power: 0



      7.Sole Dispositive Power:  2,702,703



      8.Shared Dispositive Power: 0




       9.Aggregate Amount Beneficially Owned by
Each Reporting Person  2,702,703


       10.Check if the Aggregate Amount in Row (9) Excludes
Certain Shares
See Instructions).................................



       11.Percent of Class Represented by Amount in Row (9)
8.3 per cent


       12.Type of Reporting Person (See Instructions)  CO


  Item 1.
       (a)Name of Issuer:  iLinc Communications, Inc.
       (b)Address of Issuer's Principal Executive Offices:
2999 North 44th Street, Suite 650, Phoenix, Arizona 85018

      Item 2.
       (a)Name of Person Filing:  Herald Investment Trust plc
       (b)Address of Principal Business Office or, if none, Residence:
10 - 11 Charterhouse Square, London, United Kingdom EC1M 6EE
       (c)Citizenship:  British
       (d)Title of Class of Securities: Common Stock, USD0.001 par value per share
       (e)CUSIP Number:  2229182 US

      Item 3.If this statement is filed pursuant to 240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:
      This statement is filed pursuant to 240.13d-1(c)

      Item 4.Ownership.
      Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.

      (a)Amount beneficially owned:
      (b)Percent of class:
       (c)Number of shares as to which the person has:
        (i)Sole power to vote or to direct the vote .
        (ii)Shared power to vote or to direct the vote .
        (iii)Sole power to dispose or to direct the disposition of.
        (iv)Shared power to dispose or to direct the disposition of. See Numbers 5 to 9 (inclusive) and Number 11 of the cover page above.

      Item 5.Ownership of Five Percent or Less of a Class
      Not applicable.

      Item 6.Ownership of More than Five Percent on Behalf of Another Person.
      Not applicable.

      Item 7.Identification and Classification of the Subsidiary
Which Acquired the Security Being Reported on By the Parent Holding Company or Control Person.
Not applicable.

     Item 8.Identification and Classification of Members of the Group
     Not applicable.

      Item 9.Notice of Dissolution of Group
      Not applicable.

      Item 10.Certification

        By signing below we certify that, to the best of our knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

      SIGNATURE
      After reasonable inquiry and to the best of our knowledge and belief, we certify that the information set forth in this statement is true, complete and correct.

      June 15, 2006
      Date
      Baillie Gifford and Co
      Signature  Baillie Gifford and Co,
      the firm name being adhibited by
      Alan Paterson
      one of its partners


Herald Investment Trust plc by board resolution at a meeting on 25 July 2000 has approved the appointment of Baillie Gifford and Co to provide secretarial and administrative services and in addition has appointed
Baillie Gifford and Co as secretary of Herald Investment
Trust plc all with effect from 1 September 2000.